Turnpoint Global, Inc.

Hamngatan 4

65224 Karlstad, Sweden

January 13, 2012

Ms. Mara L. Ransom

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:	Turnpoint Global, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed January 6, 2012
File No. 333-167401

Dear Ms. Ransom:

Turnpoint Global, Inc. submits this letter to you in response to your letter of January 12, 2012, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Prospectus Summary, page 6

Business Overview, page 6

1.

We note your disclosure in the third paragraph of this section that “the company’s officers and directors as signatories on this registration statement is bound thereby by Rule 419…”  Please provide us with your basis for this statement, including the provision of Rule 419 that you believe governs the sale of shares by your officers and directors as signatories to the registration statement, or revise.  Please also tell us the significance of including such statement; if you are trying to convey to readers that your officers and directors are also bound by the terms of an escrow agreement, please state that they are subject to contractual obligations, as opposed to obligations that the law imposes upon them.  We also note a similar statement in the third risk factor on page 11.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to state that “The Company’s officers and directors as signatories on this registration statement are bound thereby by the escrow agreement to which they are a party and which is attached hereto as it relates to the sale of their shares”. We have revised the “Business Overview” section and the “Risk Factor” section as requested.

COMMENT:

Certain Relationships and Related Transactions, page 35

2.

We note your response to comment six in our letter dated December 20, 2011.  Please also identify the shareholder to which you refer in the last paragraph of this section.  Refer to Item 404(a)(1) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have identified and named the shareholder who made the advances in the “Certain Relationships and Related Transactions” section of the filing.  The paragraph referenced now begins and reads as follows: “Mr. Bo Falkman, a Shareholder and an Officer and Direct, has advanced...”

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Bo Falkman

Bo Falkman